IVY FUNDS

IVY VARIABLE INSURANCE PORTFOLIOS

IVY HIGH INCOME OPPORTUNITIES FUND

IVY NEXTSHARES

6300 LAMAR AVENUE

P.O. BOX 29217

OVERLAND PARK, KANSAS 66201-9217

October 3, 2019

Mr. Jeff Long

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2000

Re:	Ivy Funds

File Nos. 811-06569 and 33-45961 / CIK No. 883622

Ivy Variable Insurance Portfolios

File Nos. 811-5017 and 33-11466 / CIK No. 810016

Ivy High Income Opportunities Fund

File Nos. 811-22800 and 333-186489 / CIK No. 1568292

Ivy NextShares

File Nos. 811-23155 and 333-210814 / CIK No. 1648566

On behalf of the Ivy Funds, Ivy Variable Insurance Portfolios (Ivy VIP), Ivy High Income Opportunities Fund (IVH) and Ivy NextShares (each a Registrant and collectively the Registrants), please find the following responses to comments provided by the Staff of the Securities and Exchange Commission (the Staff) via telephone on September 4, 2019, regarding various of the Registrants’ Form N-CSR filings. Each of the Staff’s comments is set forth below, to the best of our understanding, with the applicable Registrant’s response immediately following.

1.	Comment:

As it applies to the Ivy Funds, Ivy VIP and IVH: with respect to any significant investments in loans, please confirm that any consent fee or amendment fees associated with such are disclosed separately per Section 210.6-07.1.

	Response:	We confirm that consent fees and/or amendment fees are disclosed separately pursuant to Section 210.6-07.1.

Consent fees and/or amendment fees are compared against the income caption on the Statement of Operations where these types of fees are located on the statement. No fund of any Registrant with consent fees and/or amendment fees was over 1% of the specific income caption at the applicable reporting period end. As such, no additional breakouts are required pursuant to Section 210.6-07.1 due to these fees being below the 5% threshold of the income caption on the Statement of Operations.

Waddell & Reed Services Company, the Registrants’ Accounting Services Agent, will continue to monitor any consent fees and/or amendment fees to ensure these types of income payments are broken out appropriately when they are over 5% of an income caption.

Mr. Jeff Long

U.S. Securities and Exchange Commission

October 3, 2019

2.	Comment:

As it applies to the Ivy Funds, Ivy VIP and IVH: with respect to any significant investments linked to LIBOR, please state whether the Registrants believe the expected discontinuation of LIBOR is a Principal Risk of the Funds.

If no, why?

If yes, please state how the expected discontinuation of LIBOR could impact investments, including 1) floating rate notes and other investments based on LIBOR that do not include a provision on how interest rates will be determined post LIBOR if LIBOR is discontinued and how the discontinuation could impact the liquidity of these investments; and 2) how the transition to a successor rate could impact securities that use LIBOR as a reference rate.

Response:

The Registrants believe that, with respect to any significant investments by the funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk. However, the Registrants acknowledge that the anticipated transition away from LIBOR will occur after 2021 and many of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR’s discontinuation potentially could impact the funds’ investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments. In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, the Registrants will consider, and revise as necessary, the type of risk disclosure to include in future registration statements.

3.	Comment:	As it applies to Ivy NextShares: with respect to the ratio of other expenses to total expenses, please confirm no other expenses require disclosure per Section 210.6-07.2.b.

Response:

We confirm that for each fund of the Registrant, there are no other expense items which currently exceed five percent of the total expenses under Section 210.6-07.2.b. Funds are analyzed at each reporting period to ensure the “Other Expenses” do not exceed the threshold established under Section 210.6-07.2.b.

We note that the Ivy NextShares December 31, 2018 Semiannual Report and Ivy NextShares June 30, 2019 Annual Report required a more detailed breakout to occur under the section Other Expenses within the Statement of Operations pursuant to Section 210.6-07.2.b.

4.	Comment:	As it applies to IVH: please confirm that the Registrant will file on the most recent Form N-CSR for all future filings.

	Response:	We confirm that new Form N-CSR (OMB Number 3235-0570) will be used going forward to capture all changes required to be reported for IVH.

Mr. Jeff Long

U.S. Securities and Exchange Commission

October 3, 2019

5.	Comment:	As it applies to IVH: please explain how the requirements, set forth under Section 210.6-03.i., are met with respect to the Fund’s repurchase program.

Response:

IVH has a Dividend Reinvestment Plan that, to date, has not repurchased its own securities in a manner that would require disclosure under Section 210.6-03.i. The Fund has only repurchased shares in the open market and therefore fully complied with the requirements set forth under Section 210.6-03.i.

Pursuant to the Fund’s Dividend Reinvestment Plan (the DRIP), unless shareholders elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on common shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders (the DRIP Agent), in additional common shares under the DRIP. Shareholders may elect not to participate in the DRIP by contacting the DRIP Agent. If shareholders do not participate, they will receive all cash distributions paid by check mailed directly by Computershare, Inc. as dividend paying agent.

If shareholders participate in the DRIP, the number of common shares received will be determined as follows:

(1) If the market price of the common shares on the record date (or, if the record date is not a New York Stock Exchange (NYSE) trading day, the immediately preceding trading day) for determining shareholders eligible to receive the relevant dividend or distribution (the “determination date”) is equal to or exceeds 98% of the net asset value per share of the common shares, the Fund will issue new common shares at a price equal to the greater of:

(a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or

(b) 95% of the market price of the common shares on the determination date.

(2) If 98% of the net asset value per share of the common shares exceeds the market price of the common shares on the determination date, the DRIP Agent will receive the dividend or distribution in cash and will buy common shares in the open market, on the NYSE or elsewhere, as soon as practicable commencing on the trading day following the determination date and terminating no later than the earlier of (a) 30 days after the dividend or distribution payment date, or (b) the record date for the next succeeding dividend or distribution to be made to the shareholders; except when necessary to comply with applicable provisions of the federal securities laws. If during this period: (i) the market price rises so that it equals or exceeds 98% of the net asset value per share of the common shares at the close of trading on the NYSE on the determination date before the DRIP Agent has completed the open market purchases, or (ii) if the DRIP Agent is unable to invest the full amount eligible to be reinvested in open market purchases, the DRIP Agent will cease purchasing common shares in the open market and the Fund shall issue the remaining common shares at a price per share equal to the greater of (a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date, or (b) 95% of the then-current market price per share.

6.	Comment:

With respect to the Ivy Government Money Market Fund (the Fund), please confirm for any securities listed within the Fund’s schedule of investments when the Fund is unconditionally permitted to demand repayment prior to the maturity date.

Response:

The Fund confirms that all the maturity dates shown on the schedule of investments reflect the next demand date that the Fund would be unconditionally permitted to demand repayment if the security has this type of demand feature.

Mr. Jeff Long

U.S. Securities and Exchange Commission

October 3, 2019

7.	Comment:	With respect to all Registrants, please provide principal risks in order of severity as opposed to alphabetically.

Response:

The Registrants appreciate the Staff’s request to list principal risks by severity as opposed to alphabetically. The Registrants will consider the Staff’s comment, including the operational and legal considerations associated with any potential relisting of such risks across the fund complex. As such, we respectfully decline to make the requested changes at this time.

8.	Comment:	With respect to all Registrants, please confirm that the risks associated with Rule 144A securities are appropriately reflected in the Prospectus.

	Response:	We confirm that the risks associated with Rule 144A securities are appropriately reflected in each Registrant’s Prospectus.

The Prospectuses include disclosure that broadly addresses the risks associated with private placements and restricted securities generally, which necessarily include the risks posed by investments in Rule 144A securities. Nevertheless, for additional clarity, we will revise that disclosure going forward to illustrate that restricted securities include Rule 144A securities, as follows:

Restricted Securities Risk. Restricted securities are subject to legal or contractual restrictions on resale, and there can be no assurance of a ready market for resale. These securities include private placements or other unregistered securities, such as “144A securities”, which are securities that may be sold only to qualified institutional buyers pursuant to Rule 144A under the 1933 Act. Privately placed securities, Rule 144A securities and other restricted securities may have the effect of increasing the level of Fund illiquidity to the extent the Fund finds it difficult to sell these securities when the Investment Manager believes it is desirable to do so, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, and the prices realized could be less than those originally paid or less than the fair market value. At times, the illiquidity of the market, as well as the lack of publicly available information regarding these securities also may make it difficult to determine the fair value of such securities for purposes of computing the NAV of a Fund.

Additionally, we confirm that management will continue to review the funds’ ongoing investments in Rule 144A securities and will disclose such risks as appropriate depending on the extent of each fund’s holdings in such securities.

9.	Comment:

With respect to the Ivy Asset Strategy Fund (the Fund), please confirm the Fund has complied with FASB Accounting Standards Codification 850 as it relates to the payment of $13.9 million and that the Fund has filed a Form 40-33.

Response:

The Ivy Asset Strategy Fund complied with FASB ASC 850 as it relates to the payment in question. Within the March 31, 2019 Annual Shareholder Report for Ivy Asset Strategy Fund, the section entitled Payments from Affiliates complied with all required disclosures in the Notes to Financial Statements and required breakout on the Statement of Operations as a separate line item disclosure under FASB.

Mr. Jeff Long

U.S. Securities and Exchange Commission

October 3, 2019

The payment in question did not meet the threshold requiring an additional disclosure in the footnote under FASB ASC 946-20-55-1. The payment in question amounted to 0.003% of the Fund’s return, therefore, the percentage noted in the footnote instruction was not met and it was determined that an additional footnote disclosure was not required.

The Ivy Asset Strategy Fund inadvertently failed to file the stockholders’ derivative action using Form 40-33 and will make such filing as soon as practicable.

10.	Comment:

With respect to the Ivy Cash Management Fund, please confirm the Fund will, on a going forward basis, include within the Notes to Financial Statements under the Significant Accounting Policies section a note regarding the availability of gates and fees.

Response:

We confirm that going forward, the Ivy Cash Management Fund will include within the Significant Accounting Policies section of the Notes to Financial Statements of its annual shareholder report the following disclosure about the availability of redemption gates and liquidity fees:

Liquidity fee and/or redemption gates - The Fund operates as a “retail money market fund,” as such term is defined or interpreted under Rule 2a-7 under the 1940 Act. The Fund may impose liquidity fees on redemptions and/or temporarily suspend (gate) redemptions if the Fund’s liquidity falls below required minimums because of market conditions or other factors.

11.	Comment:

With respect to the Ivy California Municipal High Income Fund, please confirm the Fund will, on a going forward basis, include required disclosure regarding the Class C waivers in the appropriate fee table.

Response:

The Ivy California Municipal High Income Fund does not have a Class C waiver. However, the Fund does have other class specific waivers, including fee caps for Class A and Class I shares. To meet these contractual class specific waivers for Class A and Class I shares, the adviser must waive certain expenses common across all share classes of the Fund. As a result, Class C waived 0.23% of its expenses, as disclosed in the Fee Waiver and/or Expenses Reimbursement line item of the fee table in the Fund’s summary prospectus.

Because of the possibility that class-specific waivers could cause common expenses to be waived, including waiving expenses of share classes with no contractual waiver, the Prospectus discloses this fact to shareholders in footnote (3) which states in part:

“Certain common expenses applicable to all shares classes also may be waived to cap total annual ordinary fund operating expenses, which may serve to reduce the expense ratio of certain share classes.”

This sentence was included to clarify that some class waivers are not specific to the class but part of a common waiver that was created from another class specific waiver.

Mr. Jeff Long

U.S. Securities and Exchange Commission

October 3, 2019

In connection with the above comments and our responses, each Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Staff from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at (913) 236-2227.

Very Truly Yours,

/s/ Philip A. Shipp
Philip A. Shipp
Assistant Secretary